SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Zuoan Fashion Limited

(Name of Issuer)

Ordinary Shares, par value $0.00025 per ordinary share

(Title of Class of Securities)

98982X103

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98982X103

1	Name of Reporting Person Phillip Ventures Enterprise Fund 2 Ltd.
2	Check the Appropriate Box if a Member of a Group
	(a) (b)	☐ ☐
3	SEC Use Only
4	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 6,722,500
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,722,500
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,722,500
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row 9 6.0%
12	Type of Reporting Person CO

CUSIP No. 98982X103

1	Name of Reporting Person Phillip Private Equity Pte Ltd.
2	Check the Appropriate Box if a Member of a Group
	(a) (b)	☐ ☐
3	SEC Use Only
4	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 6,722,500
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,722,500
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,722,500
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row 9 6.0%
12	Type of Reporting Person CO

CUSIP No. 98982X103

1	Name of Reporting Person Phillip Investment Corporation Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group
	(a) (b)	☐ ☐
3	SEC Use Only
4	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 6,722,500
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,722,500
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,722,500
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row 9 6.0%
12	Type of Reporting Person CO

CUSIP No. 98982X103

1	Name of Reporting Person Lim Hua Min
2	Check the Appropriate Box if a Member of a Group
	(a) (b)	☐ ☐
3	SEC Use Only
4	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 6,722,500
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,722,500
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,722,500
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row 9 6.0%
12	Type of Reporting Person IN

ITEM1(a).	Name of Issuer

Zuoan Fashion Limited (the “Issuer”)

ITEM 1(b).	Address of Issuer’s Principal Executive Offices

Room 213 to 215, Block 8
No. 1150 Luochuan Middle Road
Shanghai 200072
People’s Republic of China

ITEM 2(a).	Names of Persons Filing

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) under the Act: (i) Phillip Ventures Enterprise Fund 2 Ltd. (“Phillip Ventures”), (ii) Phillip Private Equity Pte Ltd. (“Phillip Private”), (iii) Phillip Investment Corporation Pte. Ltd. (“Phillip Investment”), and (iv) Mr. Lim Hua Min (“Mr. Lim”).

ITEM 2(b).	Address of Principal Business Office or, if none, Residence

The address of principal business office of Phillip Ventures, Phillip Private and Phillip Investement is 250 North Bridge Road, #06-00 Raffles City Tower, Singapore 179101.  The principal business address of Mr. Lim is 250 North Bridge Road, #06-00 Raffles City Tower, Singapore 179101.

ITEM 2(c).	Citizenship

Phillip Ventures, Phillip Private and Phillip Investment are Singapore companies. Mr. Lim is a Singapore citizen.

ITEM 2(d).	Title of Class of Securities

Ordinary Shares

ITEM 2(e).	CUSIP Number

98982X103

ITEM 3.	Statement filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c)

Not applicable

ITEM 4.	Ownership

The following table sets forth the beneficial ownership of the Ordinary Shares by the persons filing this statement as of December 31, 2011.  The percentage amounts are based on 111,276,113 Ordinary Shares outstanding as of December 31, 2011.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Phillip Ventures	6,722,500(1)	6.0%	—	6,722,500	—	6,722,500
Phillip Private	6,722,500(1)	6.0%	—	6,722,500	—	6,722,500
Phillip Investment	6,722,500(1)	6.0%	—	6,722,500	—	6,722,500
Mr. Lim	6,722,500(1)	6.0%	—	6,722,500	—	6,722,500
_______________
(1) Represented by 1,680,625 American Depositary Shares held by Phillip Ventures.

Phillip Ventures holds 6,722,500 Ordinary Shares in the form of American Depositary Shares.  Phillip Ventures is a private equity investment fund managed by Phillip Private on a fully discretionary basis.  Phillip Private holds the only issued ordinary share of Phillip Ventures.  The ultimate holding company of Phillip Private is Phillip Investment, which is majority-owned by Mr. Lim.  Accordingly, pursuant to Rule 13d-3 under the Act, Phillip Private, Phillip Investment and Mr. Lim may each be deemed to be the beneficial owner of 6,722,500 Ordinary Shares and to have shared power to vote or dispose of, or direct the vote or disposition of, 6,722,500 Ordinary Shares with Phillip Ventures.

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:                      ☐

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

ITEM 8.	Identification and Classification of Members of the Group

Not applicable

ITEM 9.	Notice of Dissolution of Group

Not applicable

ITEM 10.	Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2012

PHILLIP VENTURES ENTERPRISE FUND 2 LTD.

By:	/s/ Timothy Chan
Name:	Timothy Chan
Title:	Director

PHILLIP PRIVATE EQUITY PTE LTD.

By:	/s/ Timothy Chan
Name:	Timothy Chan
Title:	Director

PHILLIP INVESTMENT CORPORATION PTE. LTD.

By:	/s/ Lim Hua Min
Name:	Lim Hua Min
Title:	Director

/s/ Lim Hua Min
Name:	Lim Hua Min